Via EDGAR

July 6, 2011

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	CSG Systems, International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 9, 2011

Form 10-Q for the Quarterly Period March 31, 2011

Filed May 9, 2011

File No. 000-27512

Dear Mr. Gilmore

I am writing to you on behalf of CSG Systems International, Inc. (“CSG”), in response to your letter of June 14, 2011 to Mr. Peter E. Kalan of CSG relating to the above referenced filings.

For your convenience, we have set forth below each of the Staff’s comments in full and included our responses below it, using the same numbering and headings used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended December 31, 2010

Note 3 – Summary of Significant Accounting Policies

Revenue Recognition

Processing and Related Services, page 66

1.	We note that you have generally concluded that the multiple deliverables present in your agreements do not qualify as separate units of accounting and therefore you have treated the deliverables as a single unit of accounting with revenue recognized “somewhat ratably.” Please explain what is meant by “somewhat” ratable recognition. Additionally, describe your accounting policy for arrangements with multiple deliverables that do qualify as separate units of accounting, to the extent material.

Corporate Headquarters    |    9555 Maroon Circle     |    Englewood, CO 80112     |     phone: 303.200.2000

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

Response:

In response to the Staff’s comment, we respectfully provide the following information.

The disclosure that you refer to above relates to our outsourced, customer care and billing (“CC&B”) processing and related services provided to our North American cable and direct broadcast satellite (“DBS”) clients. We contract for these CC&B processing and related services using long-term master processing agreements (terms generally range from three to seven years).

The long-term master processing agreements include multiple services delivered each month, to include such things as the following:

•	billing and data processing services;

•	credit management and collection services; and

•	customer statement invoice printing and mailing services.

The fees for these deliverables typically are billed to our clients monthly based upon actual monthly volumes and/or usage of services (e.g., the number of client customers processed on our systems, the number of transactions processed on our systems, and/or the quantity and content of the monthly statements and mailings processed through our systems) or on a fixed monthly fee.

We state that the revenues related to our CC&B processing and related services are recognized “somewhat ratably” over the term of the processing agreement as the monthly volumes and/or usage of services (e.g., the number of client customers, the number of transactions processed, and the quantity and content of monthly mailings, etc.) can fluctuate slightly each month over the life of the long-term master processing agreements, thus creating a “somewhat ratable” pattern of revenue recognition over the life of the respective client contract. As we re-evaluate this disclosure in conjunction with the Staff’s comments, it appears our “somewhat ratably” disclosure was more focused on the ratable pattern of revenue recognition over the life of the long-term processing agreements that results from our revenue recognition policy, and not necessarily on the revenue recognition policy itself.

We also believe the “standalone value” topic is not relevant to our monthly CC&B processing and related services revenue recognition policy as the multiple services we provide are all delivered on a monthly basis. As a result, there are essentially no processing and related services elements that are undelivered at the end of each month, other than the future months’ repetition of those same services, which will be billed for and recognized as revenues in those future months when the services are provided.

To better explain our accounting policy going forward, we will delete the “somewhat ratably” wording in future filings. In addition, we will remove from our processing and related services revenue recognition disclosures the specific discussion related to the “standalone value” topic of FASB Accounting Standards Codification (FASB ASC) 605-25 since there are no undelivered elements at the end of each month. Instead, we will disclose that we recognize processing and related services revenue on a monthly basis as we provide the services.

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

Revenue related to deliverables in our CC&B processing and related services agreements that are not delivered repetitively on a monthly basis, and thus would be impacted by the multiple element revenue arrangements literature, have historically not been material.

Software Licenses, Professional Services and Maintenance Services, page 66

2.	Your disclosure on page 68 indicates that software maintenance services are recognized ratably over the service period. Please provide additional details regarding your policy related to arrangements that include both a software license and maintenance services. Specifically, describe how you considered ASC 985-605-55-74 and 75. To the extent that you have established vendor-specific-objective-evidence (VSOE) of fair value of your maintenance services, describe, in detail, your methodology for establishing VSOE of your maintenance services. Where VSOE is based on stated renewal rates, please tell us how you determined the renewal rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates. Alternatively, if VSOE is based on stand-alone sales, provide the volume and range of standalone sales used to establish VSOE.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

We acquired Intec Telecom Systems PLC (“Intec”) on November 30, 2010. CSG’s business prior to the Intec acquisition consisted primarily of revenues generated from outsourced, customer care and billing processing and related services (as described in our response to Comment #1 above), and to a much lesser degree, revenues from professional services, software licenses, and software maintenance fees (i.e., CSG’s historical software products). Intec’s historical business consisted primarily of professional services revenues (approximately one-half of their total revenues), software maintenance fees (about one-fourth of their total revenues), and software license fees (about one-fifth of their total revenues), with the balance of their revenues coming from various other services. This information is relevant as we establish vendor-specific-objective-evidence (“VSOE”) of fair value for maintenance services differently for the CSG historical software products and Intec’s software products (the CSG historical software products substantively differ from the Intec software products).

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

Our software and related maintenance revenues for the CSG historical software products and Intec software products included in our 2010 results of operations (where Intec has only one month of results included in this period as the acquisition closed on November 30, 2010) is as follows (in thousands):

	CSG Historical Software Products	Intec Software Products	Total
Software licenses	$4,803	$2,236	$7,039
Software maintenance services	24,335	5,732	30,067

CSG’s Historical Software Products

Of the $4.8 million of software license revenue recognized in 2010 (0.9% of our total consolidated 2010 revenues), approximately $2.1 million related to upfront software revenue recognition and the remaining $2.7 million was recognized monthly as the software fees were billed monthly (i.e., essentially recognized over the same period as the corresponding maintenance fees). Thus, VSOE of fair value for maintenance services is relevant only for $2.1 million of our 2010 software license fees related to our CSG historical software products. For those software arrangements, we concluded we have established VSOE of fair value for the maintenance services based upon the following facts:

•

We have concluded that software maintenance services are being sold separately from the other elements of the software arrangement (e.g., maintenance renewals). This is supported by a large number of instances in which we have sold software maintenance services on a substantive renewal basis (i.e., software maintenance services are sold separately from the software licenses after the initial software maintenance period).

•

We price our software maintenance services based upon consistent stated percentages of the stipulated software license fees (e.g., software maintenance services fees equal 20% of the software license fees). Following the guidelines of TPA 5100.55, codified in the FASB ASC, we have determined that substantive renewal rates that are expressed as a consistent percentage of the stipulated license fees is an appropriate means for establishing VSOE of fair value for software maintenance services.

•

We use the “bell-shaped-curve” approach for determining VSOE of fair value for maintenance services. In a high percentage of our software arrangements in which we sell software maintenance services separately, the contracted software maintenance services renewal rates (expressed as a percentage of the stipulated software license fees) fall within a narrow band of each other. We believe that a range of prices which approaches 80% of the group of similar arrangements during recent periods falling within 15% (either above or below) of the midpoint price of the range is sufficient to conclude the VSOE of fair value exists for that group of similar arrangements.

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

•

For a software arrangement where the maintenance services renewal rate (expressed as a percentage of the stipulated software license fees) falls outside the narrow band discussed above, but we still believe that we have established overall VSOE of fair value for the maintenance services for that particular software product (i.e., the rates in that particular software arrangement is an “outlier”), we would allocate revenue to the software maintenance services element based upon the undiscounted fair value of software maintenance services, which we have determined to be the midpoint price of the range used to conclude on the VSOE of fair value.

•

Software products related to our CSG historical software products do not require significant production, modification or customization and thus would not fall under the guidelines of ASC 985-605-55-74 and 75. (i.e., contract accounting).

Intec’s Software Products

We recognized software license revenue during 2010 related to Intec software products of $2.2 million (0.4% of our total consolidated 2010 revenues). We have concluded that we have established VSOE of fair value for the maintenance services related to the Intec’s software products based upon the following facts:

•

We have concluded that software maintenance services are being sold separately from the other elements of the software arrangement (e.g., maintenance renewals). This is supported by a large number of historical instances in which Intec sold software maintenance services on a substantive renewal basis (i.e., software maintenance services are sold separately from the software licenses after the initial software maintenance period), and the substantive renewal rates included in software arrangements after we acquired Intec.

•

We price our Intec software maintenance services based upon consistent stated percentages of the stipulated software license fees (e.g., software maintenance services fees equal 18% of the software license fees). Following the guidelines of TPA 5100.55, codified in the FASB ASC, we have determined that substantive renewal rates that are expressed as a consistent percentage of the stipulated license fees is an appropriate means for establishing VSOE of fair value for software maintenance services.

•

We use the “stated renewal approach” for determining VSOE of fair value for maintenance services. We have determined the maintenance services rates for each maintenance support level (e.g., silver, gold, and premium) would cover our costs to provide the maintenance services and provide us a reasonable profit margin on our software maintenance services over the respective software product’s life cycle.

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

•

Our maintenance services rates generally range from 16% - 20% of the related software license fees depending on the maintenance support level (e.g., silver, gold, and premium). This is based on management, with relevant authority, establishing the substantive pricing policy for maintenance services, described herein, immediately following the acquisition. As Intec was acquired in November 2010, there has not been sufficient time elapsed at this point to monitor actual renewal rates for these products. However, based on our review of Intec’s business practices prior to CSG’s ownership, we believe a reliable pattern of renewal rates historically existed for Intec, and thus believe our stated accounting policy for this matter post acquisition is appropriate.

•

Although rare, for a software arrangement where the maintenance services renewal rate (expressed as a percentage of the stipulated software license fees) falls below the minimum maintenance services rate, our accounting policy will result in a conclusion that we do not have VSOE of fair value for the maintenance services related to that software arrangement and we will recognize revenues accordingly (e.g., if maintenance is the only undelivered item, the entire arrangement fee would be recognized ratably over the maintenance period).

•

Intec software products generally require significant production, modification or customization and thus fall under the guidelines of ASC 985-605-55-74 and 75. (i.e., contract accounting). In these software arrangements, the elements of the arrangements are typically a software license, professional services, and maintenance services. When we have VSOE of fair value for the maintenance services (which we generally do have), we allocate a portion of the arrangement fee to the maintenance services element based on its VSOE of fair value, and the balance of the arrangement fee is subject to contract accounting using the percentage-of-completion method of accounting.

Deferred Income Taxes, page 81

3.	We note that you have taken a $20 million valuation allowance against your deferred tax liabilities. Additionally, we note that you have included net operating loss carryforwards within your deferred tax liabilities. Please tell us how your disclosures comply with ASC 740-10-50-2. In this regard, we note that your current disclosures appear to comingle deferred tax assets and liabilities.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

Within our footnote for our deferred income tax disclosures, we have historically grouped the individual components of our deferred income tax assets, deferred income tax liabilities, and valuation allowance, that are determined in accordance with ASC 740-10-45-4 and 5, in a manner that allows the financial statement reader to understand the components included in each deferred income tax line item on our consolidated balance sheet. In other words, our income tax footnote shows the individual deferred income tax assets, deferred income tax liabilities, and valuation allowance that makes up each of our three balance sheet deferred income tax categories. We believe this provides our financial statement readers with additional insight into and understanding of our income taxes.

We acknowledge that this presentation is somewhat different from ASC 740-10-50-2 which requires disclosure of: (i) the total of all deferred income tax liabilities; (ii) the total of all deferred income tax assets; and (iii) the total valuation allowance recognized for deferred income tax assets, irrespective of how the deferred income tax components that make up these three totals are reflected on the balance sheet. Although we do not sum the individual components of our deferred income tax assets, deferred income tax liabilities and valuation allowance together and disclose the totals, we believe this information is easily obtained from the Deferred Income Taxes section of Footnote 7, Income Taxes on page 81 of our Form 10-K for the Fiscal Year Ended December 31, 2010, and thus our disclosure substantially meets the requirements of ASC 740-10-50-2, while also providing additional disclosure to our financial statement readers. However, going forward in order to provide additional clarity and understanding to our financial statement readers, we will supplement our current disclosures to include the three totals required under ASC 740-10-50-2.

Note 12 – Unaudited Quarterly Financial Data, page 88

4.	Please tell us how you considered the requirement to disclose gross profit within your quarterly financial data. Refer to Item 302(A)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

We no longer present gross margin/profit on the face of our consolidated statement of income, as a result of comments that we received from the Commission in letters dated October 16, 2008, and November 26, 2008. Prior to receiving these Commission comment letters, we had included a caption titled “Gross margin (exclusive of depreciation)” in both our Consolidated Statements of Income and in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In the response letter that we received from the Commission dated November 26, 2008, Comment #1 stated the following:

“Note that it is not appropriate for you to present gross margin on the face of your income statement or within MD&A exclusive of depreciation. Cost of sales may be reported exclusive of depreciation if you choose to omit gross margin, but your current presentation must be revised.”

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

As a result of this comment, we revised our income statement presentation by removing the “Gross margin (exclusive of depreciation)” subtotal line item in its entirety from all future periodic filings with the Commission and modified our disclosures to be consistent with this revised income statement presentation.

Thus, as we do not present gross margin/profit on our Consolidated Statement of Income, we do not include a gross profit disclosure in our Unaudited Quarterly Financial Data disclosure. Alternatively, we provide an operating income measure in the Unaudited Quarterly Financial Data table as we believe this to be an important metric for investors to compare our operating performance between quarters.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Adoption of New Guidance on Revenue Recognition Related to Multiple-Deliverable Revenue Arrangements, page 7

5.	We note your conclusion that the majority of the deliverables related to your processing and related services continue not to qualify as separate units of accounting. Please clarify why these deliverables do not qualify as separate units of accounting and provide us with a more detailed analysis to support your conclusion based on the guidance in ASC 605-25-25-5.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

For the same reasons discussed in our response to Comment #1 above, the “standalone value” topic under FASB ASC 605-25 (formerly EITF 08-1 which amended EITF 00-21), is not relevant to our monthly revenue recognition as there are essentially no processing and related services elements that are undelivered at the end of each month, other than the future months’ repetition of those same services.

Mr. Patrick Gilmore

Accounting Branch Chief – Securities and Exchange Commission

July 6, 2011

In addition to the above responses to your comments in your June 14, 2011 letter, you also asked us to provide in writing, a statement from the company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Please consider our signature on this letter to serve as our written statement for the company acknowledging the above points.

If you have any questions related to the information contained herein, please do not hesitate to contact me at (303) 200-2000.

Sincerely,

/s/ Randy R. Wiese

Randy R. Wiese,

Executive Vice President, Chief Financial Officer, and Chief Accounting Officer

cc:	Peter E. Kalan, Chief Executive Officer and President

Joseph T. Ruble, Executive Vice President, General Counsel, Corporate Secretary, and

    Chief Administrative Officer

Walter Honeycutt, KPMG LLP